PROSPECTUS SUPPLEMENT NO. 6	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated September 23, 2021)	Registration No. 333-259519
105,039,096 Shares of Class A Common Stock
2,574,164 Warrants to Purchase Shares of Class A Common Stock
____________________________________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 23, 2021 (as supplemented from time to time, the “Prospectus”) with the information contained in our Amendment No. 1 to Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on January 5, 2022 (the “Form 8-K/A”). Accordingly, we have attached the Form 8-K/A to this prospectus supplement. The Prospectus relates to: (a) the offer and sale by us of: (i) 2,574,164 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), issuable upon the exercise of 2,574,164 private placement warrants that were transferred to Nebula Caravel Holdings, LLC (the “Sponsor”) simultaneously with the closing of our legal predecessor Nebula Caravel Acquisition Corp.’s initial public offering (the “Caravel IPO”) (the “Private Placement Warrants”); and (ii) 5,500,000 shares of Class A Common Stock issuable upon the exercise of 5,500,000 warrants originally sold as part of the units in the Caravel IPO, exercisable on December 11, 2021 (the “Public Warrants”, and collectively with the Private Placement Warrants, the “Warrants”); and (b) the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees of: (i) 90,064,932 shares of Class A Common Stock consisting of (A) 73,273,590 shares of Class A Common Stock beneficially owned by certain former stockholders of A Place for Rover, Inc. (“Legacy Rover”), (B) up to 11,792,216 shares of Class A Common Stock beneficially owned by certain former stockholders of Legacy Rover, which shall be issuable upon the achievement of certain trading price targets for our Class A Common Stock, (C) up to 2,461,626 shares of Class A Common Stock beneficially owned by the Sponsor, which vest upon the achievement of certain trading price targets for our Class A Common Stock, and (D) 3,437,500 shares of Class A Common Stock issued to the Sponsor and certain of its affiliates; (ii) 5,000,000 shares of Class A Common Stock purchased on July 30, 2021 (the “Closing”) in connection with the consummation of the merger of Fetch Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Nebula Caravel Acquisition Corp., with and into Legacy Rover (the “Merger”), with Legacy Rover surviving the Merger as a wholly owned subsidiary of the Company by a number of subscribers pursuant to separate PIPE subscription agreements; (iii) 1,000,000 shares of Class A Common Stock purchased by BBCM Master Fund Ltd. at Closing pursuant to the Assignment and Assumption Agreement; (iv) 2,574,164 shares of Class A Common Stock issuable upon the exercise of 2,574,164 Private Placement Warrants; and (v) 2,574,164 Private Placement Warrants purchased by the Sponsor in connection with the Caravel IPO.

 This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “ROVR,” and the Public Warrants are listed on Nasdaq under the symbol “ROVRW.” On January 4, 2022, the last quoted sale price for our Class A Common Stock as reported on Nasdaq was $10.22 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $2.63 per warrant.
We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for the Prospectus and for future filings.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 11 of the Prospectus as updated by the “Risk Factors” appearing on page 56 of our Quarterly Report on Form 10-Q filed on November 10, 2021.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 5, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 8-K/A
(Amendment No. 1)
________________________________________
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
December 29, 2021
Date of Report (date of earliest event reported)
________________________________________
Rover Group, Inc.
(Exact name of registrant as specified in its charter)
________________________________________

Delaware	001-39774	85-3147201
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

720 Olive Way, 19th Floor, Seattle, WA	98101
(Address of Principal Executive Offices)	(Zip Code)

(888) 453-7889
Registrant's telephone number, including area code

(Former name or former address, if changed since last report.)
________________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ROVR	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	ROVRW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 8-K/A (this “Amendment”) amends the Current Report on Form 8-K of Rover Group, Inc, a Delaware corporation (the “Company”), filed on December 29, 2021 (the “Original 8-K”) in which the Company announced the “Redemption Fair Market Value” (as defined below) in connection with the Company’s previously announced redemption of its Warrants (as defined below). This Amendment is being filed in order to (1) correct an inadvertent error in the Redemption Fair Market Value amount included in the third paragraph of Item 8.01 of the Original 8-K, the fifth paragraph of the press release filed as Exhibit 99.1 to the Original 8-K, and the second paragraph under the heading “Redemption Fair Market Value” of the notice of Redemption Fair Market Value, which amount has been corrected to be $10.14 instead of $10.12, (2) correct an inadvertent error in the amount of shares of Class A Common Stock (as defined below) to be received upon a “cashless exercise” of the Warrants in the third paragraph of Item 8.01 of the Original 8-K, the fifth paragraph of the press release filed as Exhibit 99.1 to the Original 8-K, and the second paragraph under the heading “Cashless Exercise of Warrants” of the notice of Redemption Fair Market Value, which has been corrected to be 0.2558 shares per Warrant instead of 0.2544 shares per Warrant, and (3) include the iXBRL cover page tagging that was inadvertently omitted from the Original 8-K.

This Amendment amends and restates the Original 8-K in its entirety, with such corrections as noted in the prior paragraph. A corrected version of the press release is filed as Exhibit 99.1 hereto and is also available on the Company’s investor relations website at https://investors.rover.com. A corrected version of the notice of Redemption Fair Market Value is filed as Exhibit 99.2 hereto, is being mailed to registered holders of Warrants, and is also available on the Company’s investor relations website. Information contained on or accessible through the Company’s website is not a part of this Amendment, and the inclusion of such website address in this Amendment is an inactive textual reference only. No other changes to the Original 8-K and the exhibits thereto are being made by this Amendment.

Item 8.01     Other Events.

On December 29, 2021 (as corrected on January 5, 2022), Rover Group, Inc. (the “Company”) issued a press release announcing the “Redemption Fair Market Value” (as defined below) in connection with the Company’s previously announced redemption (the “Redemption”) of (i) its outstanding public warrants (the “Public Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), that were issued under the Warrant Agreement, dated December 8, 2020, by and between the Company (f/k/a Nebula Caravel Acquisition Corp. (“Caravel”)) and American Stock Transfer & Trust Company, LLC, as warrant agent (the “Warrant Agent”), as amended by the First Amendment to Warrant Agreement, dated December 10, 2021, by and between the Company and the Warrant Agent (as amended, the “Warrant Agreement”), and (ii) its outstanding warrants to purchase Class A Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with Caravel’s initial public offering (together with the Public Warrants, the “Warrants”). A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the Redemption, the Warrant Agent, on the Company’s behalf, previously mailed a redemption notice (the “Redemption Notice”) to the registered holders of the Warrants, and the Company committed to provide to the registered holders of the Warrants the calculation of the Redemption Fair Market Value (defined in Section 6.5 of the Warrant Agreement as the volume weighted average price of the Class A Common Stock during the 10 trading days immediately following the date on which the Redemption Notice was sent to the registered holders of the Warrants). The Redemption Notice was previously filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on December 13, 2021.

The Warrant Agent, on behalf of the Company, has mailed a notice to each of the registered holders of the outstanding Warrants informing holders:

1.that the Redemption Fair Market Value is $10.14; and

2.as a result, holders who elect to exercise their Warrants on a “cashless basis” will be entitled to receive 0.2558 shares of Class A Common Stock per Warrant.

A copy of the notice of Redemption Fair Market Value mailed by the Warrant Agent on behalf of the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Neither this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption Fair Market Value attached hereto as Exhibit 99.2 shall constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
99.1	Corrected Press Release, dated January 5, 2022.
99.2	Notice of Redemption Fair Market Value dated December 29, 2021 (as amended on January 5, 2022).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROVER GROUP, INC.

Date: January 5, 2022	By:	/s/ Tracy Knox
Tracy Knox
Chief Financial Officer

Exhibit 99.1

CORRECTION -- Rover Group, Inc. Announces “Redemption Fair Market Value” in Connection With Redemption of its Outstanding Warrants

SEATTLE, Jan. 5, 2022 (GLOBE NEWSWIRE) -- In a release issued under the same headline on December 29, 2021 by Rover Group, Inc. (NASDAQ: ROVR), please note that in the bulleted section in the fifth paragraph, the Redemption Fair Market Value of $10.12 should have been $10.14; and the 0.2544 shares of Class A Common Stock holders would receive should have been 0.2558 shares. The corrected release follows:

Rover Group, Inc. (“Rover”) (NASDAQ: ROVR), the world’s largest online marketplace for pet care, today announced the “Redemption Fair Market Value” in connection with its previously announced redemption of its outstanding Warrants (as defined below). The Redemption Fair Market Value will be used to determine the number of shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), that will be issued on a “cashless” exercise of a Warrant subject to the terms of the Warrant Agreement (as defined below).
On December 13, 2021, Rover (f/k/a Nebula Caravel Acquisition Corp. (“Caravel”)) announced that it will redeem all of its outstanding warrants (the “Public Warrants”) to purchase shares of Class A Common Stock that were issued as part of the units sold in Caravel’s initial public offering (the “IPO”) under the Warrant Agreement dated December 8, 2020, between Rover and American Stock Transfer & Trust Company, LLC, as warrant agent (the “Warrant Agent”) (as amended by the First Amendment to Warrant Agreement, dated December 10, 2021, the “Warrant Agreement”). In addition, Rover announced that it will redeem all of its outstanding warrants to purchase Class A Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO (together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.
The redemption will occur at 5:00 p.m. New York City time on January 12, 2022 (the “Redemption Date”), before which time the Warrants may be exercised on a “cashless” basis. Warrant holders may no longer exercise Warrants and receive Class A Common Stock in exchange for payment in cash of the $11.50 per Warrant exercise price. All Warrants that remain unexercised following 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant (or as otherwise described in the Redemption Notice for holders who hold their Public Warrants in “street name”).
In connection with the redemption, the Warrant Agent previously mailed a redemption notice (the “Redemption Notice”) on Rover’s behalf, and Rover committed to provide registered holders of the outstanding Warrants the calculation of the Redemption Fair Market Value (as defined in the Warrant Agreement to mean the volume weighted average price of the Class A Common Stock during the 10 trading days immediately following the date on which the Redemption Notice was sent to the registered holders of the Warrants).
The Warrant Agent has mailed a notice (the “Redemption Fair Market Value Notice”) on Rover’s behalf to each of the registered holders of the outstanding Warrants informing holders:
•that the Redemption Fair Market Value is $10.14; and
•as a result, holders who elect to exercise their Warrants on a “cashless basis” will be entitled to receive 0.2558 shares of Class A Common Stock per Warrant.
For additional information, including information on how holders may exercise their Warrants, see the Redemption Notice. For copies of the Redemption Notice and the Redemption Fair Market Value Notice, an update on the estimated number of shares of Class A Common Stock outstanding post-redemption, and answers to frequently asked questions, please visit Rover’s investor relations website https://investors.rover.com.
Questions concerning redemption and exercise of the Warrants can be directed to the Warrant Agent, American Stock Transfer & Trust Company, LLC, at 6201 15th Avenue, Brooklyn, NY 11219, telephone number: (800) 937-5449 or (718) 921-8124 or email: ReorgWarrants@astfinancial.com.
Rover understands from Nasdaq that the Public Warrants will trade on Nasdaq through the close of trading on the Redemption Date.
None of Rover, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.
The shares of Class A Common Stock issuable upon exercise of the Warrants have been registered by Rover under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form S-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-259519). The SEC maintains an Internet website that contains a copy of this prospectus. The address of that site is www.sec.gov. Alternatively, you can obtain a copy of the prospectus from Rover’s investor relations website at https://investors.rover.com.
No Offer or Solicitation
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of Rover’s securities nor shall there be any offer, solicitation or sale of any of Rover’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions (including the redemption of the Warrants), business strategies, events, or results of operations are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “potentially,” “preliminary,” “likely,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve risks, uncertainties and assumptions that may cause actual events, results, or performance to differ materially from those indicated by such statements. Certain of these risks are identified in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Rover’s SEC filings, including, but not limited to, the final prospectus filed with the SEC on November 22, 2021 and Rover’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2021 filed on November 10, 2021. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Rover’s other recent filings with the SEC which are available, free of charge, on the SEC’s website at www.sec.gov. If the risks or uncertainties ever materialize or the assumptions prove incorrect, Rover’s results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date they are made. Except as required by law, Rover assumes no obligation and does not intend to update any forward-looking statements or to conform these statements to actual results or changes in Rover’s expectations.
About Rover
Founded in 2011 and based in Seattle, Rover (Nasdaq: ROVR) is the world’s largest online marketplace for pet care. Rover connects pet parents with pet providers who offer overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, and drop-in visits. To learn more about Rover, please visit https://www.rover.com.
Contacts:
MEDIA
pr@rover.com
Kristin Sandberg
(360) 510-6365
INVESTORS
brinlea@blueshirtgroup.com
Brinlea Johnson
(415) 269-2645

Exhibit 99.2
BY FIRST CLASS MAIL

December 29, 2021 (as amended on January 5, 2022 to correct the Redemption Fair Market Value and the number of shares to be received upon a “cashless exercise” of Warrants)

NOTICE OF “REDEMPTION FAIR MARKET VALUE” TO THE HOLDERS OF ROVER GROUP, INC. PUBLIC WARRANTS (CUSIP 77936F111) AND PRIVATE WARRANTS
Reference is made to that certain Redemption Notice (as defined below) under which Rover Group, Inc. (the “Company”) committed to provide registered holders of the Company’s Warrants (as defined below) notice of the following information on this date.
Background
On December 13, 2021, the Company (f/k/a Nebula Caravel Acquisition Corp. (“Caravel”)) mailed a notice of redemption (the “Redemption Notice”) indicating that the Company is redeeming, at 5:00 p.m. New York City time on January 12, 2022 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), that were issued under the Warrant Agreement, dated December 8, 2020, between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent (as amended by the First Amendment to Warrant Agreement dated December 10, 2021, the “Warrant Agreement”), as part of the units sold in Caravel’s initial public offering (the “IPO”) for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, the Company will redeem all of its outstanding warrants to purchase shares of Class A Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.
At the close of trading on the Redemption Date, the Public Warrants will cease trading on Nasdaq.
Redemption Fair Market Value
The “Redemption Fair Market Value” is determined in accordance with Section 6.5 of the Warrant Agreement based on the volume weighted average price of the Class A Common Stock during the 10 trading days immediately following the date on which the Redemption Notice was sent to the registered holders of the Warrants.
Based on the date the Redemption Notice was mailed, the Redemption Fair Market Value is $10.14 (corrected from $10.12 in the prior notice).

Cashless Exercise of Warrants
The Warrants may be exercised on a cashless basis by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to acquire fully paid and non-assessable shares of Class A Common Stock underlying such Warrants. Payment upon exercise of the Warrants may be made on a “cashless basis” in which the exercising holder will receive a number of shares of Class A Common Stock determined in accordance with the terms of Section 6.5 of the Warrant Agreement and based on the Redemption Date and the Redemption Fair Market Value. Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.
In particular, should a holder elect to exercise Warrants on a “cashless basis,” such holder would receive a number of shares of Class A Common Stock determined by reference to the table set forth in Section 6.5 of the Warrant Agreement. Based on the Redemption Fair Market Value and the number of months between the Redemption Date and the expiration of the Warrants, the number of shares of Class A Common Stock to be issued for each Warrant that is exercised on a “cashless basis” is 0.2558 shares (corrected from 0.2544 shares in the prior notice).

If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Class A Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.
Warrant holders may no longer exercise Warrants and receive Class A Common Stock in exchange for payment in cash of the $11.50 per Warrant exercise price.
Redemption of Warrants
Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price of $0.10 per Warrant.
Additional Information and Questions Regarding Redemption and Exercise
For additional information, including information on how holders may exercise their Warrants and procedures for those who hold Warrants in “street name,” see the Redemption Notice. For a copy of the Redemption Notice, please visit the Company’s investor relations website at https://investors.rover.com. In addition, a copy of the Redemption Notice was attached as Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on December 13, 2021, and is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.
Questions concerning redemption and exercise of the Warrants should be directed to the Warrant Agent, American Stock Transfer & Trust Company, LLC, at 6201 15th Avenue, Brooklyn, NY 11219, telephone number: (800) 937-5449 or (718) 921-8124 or email: ReorgWarrants@astfinancial.com.
***********************************************************************
The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. Neither the Company nor the Warrant Agent shall be responsible for the selection or use of any such CUSIP number, nor is any representation made as to its correctness on the Public Warrants or as indicated herein.

Sincerely,

Rover Group, Inc.
/s/ Tracy Knox
Tracy Knox
Chief Financial Officer